Writer's Direct Dial: 260-455-3917
Writer's Telefax: 260-455-5135


VIA E-MAIL


March 13, 2008


Ellen Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:      Lincoln National Variable Annuity Account C
         The Lincoln National Life Insurance Company
         Registration Statement on Form N-4 for
         Individual Variable Annuity Contracts
         File No. 333-68842 - Multi-Fund(R) 5

Dear Ms. Sazzman:

         This letter and the attached blacklined pages are in response to your telephone comments received on March 10, 2008.


        1. The changed pages reflect a new defined term (Fee-based financial plan) to better reference the purchasers.

        2. The fees and expenses of the Acquired Funds are reflected in the column titled "Acquired Fund Fees and Expenses" and are included in Total Expenses of the fund fee table.

        3. The fund fees will be updated with the post-effective 485(b) filing.

        4.    The Examples do not reflect any fee waivers or reimbursements.

        5. The Fund of Funds do not invest in the 12b-1 share class of underlying funds.

        6. The footnote that states that the Fund of Funds may have higher expenses has been added to page 19.

        7.    The voting rights language on page 61 has been updated.

        8. There are no guarantees or support agreements with third parties to support any of the Company"s guarantees.

        9. Financial statements, exhibits and other required disclosures will be filed with the post-effective annual update.


         Please call me at (260) 455-3917 with further comments or questions.


Sincerely,

/s/ Mary Jo Ardington

Mary Jo Ardington
Senior Counsel

Attachment

Special Terms
In this prospectus, the following terms have the indicated meanings:

4LATER (Reg. TM) Advantage or 4LATER (Reg. TM) - An option that provides an Income Base during the accumulation period, which can be used to establish a Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage in the future.

Account or variable annuity account (VAA) - The segregated investment account, Account C, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.

Accumulation unit - A measure used to calculate contract value for the variable side of the contract before the annuity commencement date.

Annuitant - The person upon whose life the annuity benefit payments are based, and upon whose life a death benefit may be paid.

Annuity commencement date - The valuation date when funds are withdrawn or converted into annuity units or fixed dollar payout for payment of retirement income benefits under the annuity payout option you select.

Annuity payout - An amount paid at regular intervals after the annuity commencement date under one of several options available to the annuitant and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

Annuity unit - A measure used to calculate the amount of annuity payouts for the variable side of the contract after the annuity commencement date. See Annuity Payouts.

Beneficiary - The person you choose to receive any death benefit paid if you die before the annuity commencement date.

Bonus Credit - The additional amount credited to the contract for each purchase payment, if you elect a contract option that offers bonus credits.
Contract option - The type of contract you choose at the time of purchase. Four types of contract options are offered under the contract: (1) Contract Value Death Benefit; (2) EGMDB; (3) EGMDB with Bonus Credit; and (4) EEB Rider with Bonus Credit.

Contractowner (you, your, owner) - The person who can exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the beneficiary, etc.). Usually, but not always, the contractowner is the annuitant.

Contract value (may be referenced to as account value in marketing materials) - At a given time before the annuity commencement date, the total value of all accumulation units for a contract plus the value of the fixed side of the contract, if any.

Contract year - Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

Death benefit - Before the annuity commencement date, the amount payable to your designated beneficiary if the contractowner dies or, if selected, to the contractowner if the annuitant dies. See The Contracts - Death Benefit for a description of the various death benefit options.


Fee-based financial plans - Financial plans provided by registered investment advisers who charge a fee.


Guaranteed Income Benefits - Options that each provide a guaranteed minimum payout floor for the i4LIFE (Reg. TM) Advantage regular income payments.

i4LIFE (Reg. TM) Advantage - An income program which combines periodic variable lifetime income payments with the ability to make withdrawals during a defined period.

Lincoln Life (we, us, our) - The Lincoln National Life Insurance Company.

Lincoln Lifetime IncomeSM Advantage - Provides minimum guaranteed lifetime periodic withdrawals that may increase. The Lincoln Lifetime IncomeSM Advantage Plus may provide an amount equal to the excess of the initial Guaranteed Amount over the current contract value.

Lincoln SmartSecurity (Reg. TM) Advantage - Provides a Guaranteed Amount to access through periodic withdrawals.

Living Benefit - A general reference to certain riders that may be available for purchase that provide some type of a minimum guarantee while you are alive. These riders are the Lincoln Smart Security (Reg. TM) Advantage, Lincoln Lifetime Income AdvantageSM, 4LATER (Reg. TM) Advantage and i4LIFE (Reg. TM) Advantage (with or without the Guaranteed Income Benefit).

Persistency credit - The additional amount credited to the contract after the seventh contract anniversary, if you elect a contract option that offers bonus credits.

Purchase payments - Amounts paid into the contract other than any applicable bonus credits and persistency credits.

Subaccount - The portion of the VAA that reflects investments in accumulation and annuity units of a class of a particular fund available under the contracts. There is a separate subaccount which corresponds to each class of a fund.

Valuation date - Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation period - The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading (valuation date) and ending at the close of such trading on the next valuation date.

Expense Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options and/or the fixed account. State premium taxes may also be deducted.


Contractowner Transaction Expenses:

  o   Surrender charge (as a percentage of purchase payments surrendered/withdrawn):      8.0%*

* The surrender charge percentage is reduced over time. The later the redemption occurs, the lower the surrender charge with respect to that surrender or withdrawal. We may reduce or waive this charge in certain situations. See Charges and Other Deductions - Surrender Charge.


The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts):


                                         Contract Value Death Benefit   EGMDB   EGMDB with Bonus Credit   EEB with Bonus Credit
                                         ------------------------------ ------- ------------------------- ----------------------
o   Mortality and expense risk charge*               0.85%              1.15%            1.60%                    1.80%
o   Administrative charge                            0.15%              0.15%            0.15%                    0.15%
                                                     ----               ----              ----                     ----
o   Total annual charge for each
    subaccount                                       1.00%              1.30%            1.75%                    1.95%


*For contractowners whose contracts are purchased as part of a Fee-based financial plan, the mortality and expense risk charges will be: Contract Value ..60%(Total Charge .75%); EGMDB .90%(Total Charge 1.05%); EGMDB with Bonus N/A and EEB with Bonus N/A.



Optional Rider Charges:


Lincoln SmartSecurity (Reg. TM) Advantage:


o   Guaranteed maximum annual
    percentage charge*
o   Current annual percentage charge*



                                        Lincoln SmartSecurity (Reg. TM)    Lincoln SmartSecurity (Reg. TM)
     Lincoln SmartSecurity (Reg. TM)      Advantage - 1 Year Automatic      Advantage - 1 Year Automatic
       Advantage - 5 Year Elective               Step-Up option                    Step-Up option
              Step-Up option           - Single Life (and prior version)            - Joint Life
    --------------------------------- ----------------------------------- --------------------------------
o
                 0.95%                              1.50%                              1.50%
o                0.45%                              0.65%                              0.80%

*The annual percentage charge is assessed against the Guaranteed Amount (initial purchase payment or contract value at the time of election) as increased for subsequent purchase payments, and step-ups and decreased for withdrawals. This charge is deducted from the contract value on a quarterly basis. See Charges and Other Deductions for further information.

4LATER (Reg. TM) Advantage:


  o   Guaranteed maximum annual percentage charge*      1.50%
  o   Current annual percentage charge*                 0.50%


*The annual percentage charge for the 4LATER (Reg. TM) Advantage is multiplied by the Income Base (initial purchase payment or contract value at the time of election) as increased for purchase payments, automatic 15% Enhancements, and Resets and decreased for withdrawals. The 4LATER (Reg. TM)charge is deducted from the subaccounts on a quarterly basis.


The following contract charges apply only when your contract is in the annuity payout phase. The charge for 4LATERSM Advantage Guaranteed Income Benefit or the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, if elected, is added to the i4LIFE (Reg. TM) Advantage charge and the total is deducted from your average daily account value.

i4LIFE (Reg. TM) Advantage Payout Phase (On and After the Periodic Income Commencement Date):


i4LIFE (Reg. TM) Advantage (as a daily percentage of average account value):

                       Enhanced Guaranteed      Guarantee of
                       Minimum Death            Principal Death
                       Benefit (EGMDB)          Benefit             Account Value Death Benefit
                       ---------------------    ----------------    ----------------------------
o   Annual charge          {I4L-EGMDB}            {I4L-GOP DB}          I4L-ACCOUNT VALUE DB

Optional Rider Charges :

EXAMPLES

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EEB with bonus credit and Lincoln Lifetime IncomeSM Advantage at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


1) If you surrender your contract at the end of the applicable time period:


   1 year    3 years   5 years   10 years
----------- --------- --------- ---------
   $1,625    $3,038    $4,449    $8,015

2) If you annuitize or do not surrender your contract at the end of the applicable time period:


 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $825   $2,438    $4,049    $8,015

For more information, see Charges and Other Deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. Bonus credits and persistency credits are not included. Different fees and expenses not reflected in the examples may be imposed during a period in which regular income or annuity payouts are made. See The Contracts - i4LIFE (Reg. TM) Advantage including the Guaranteed Income Benefit Rider, 4LATER (Reg. TM) Advantage and Annuity Payouts. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.


Summary of Common Questions
What kind of contract am I buying? It is an individual variable and/or fixed annuity contract between you and Lincoln Life. This prospectus primarily describes the variable side of the contract. See The Contracts. The contract and certain riders, benefits, service features and enhancements may not be available in all states, and the charges may vary in certain states. Please check with your investment representative regarding their availability.

At the time you purchase the contract, you must choose one of the following contract options offered under the contract:

1. Contract Value Death Benefit;

2. EGMDB;

3. EGMDB with Bonus Credit; or

4. EEB Rider with Bonus Credit.


If you are purchasing your contract as part of a Fee-based financial plan, you must choose between the two following contract options:


1. Contract Value Death Benefit;

2. EGMDB.

What is the variable annuity account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See Variable Annuity Account.

What are Investment Requirements? If you elect one of the following riders:
Lincoln Lifetime IncomeSM Advantage, 4LATER (Reg. TM) Advantage, the Lincoln SmartSecurity (Reg. TM) Advantage, or i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit, you will be subject to certain requirements for your subaccount investments. You may be limited in how much you can invest in certain subaccounts. Different Investment Requirements apply to different riders. See The Contracts - Investment Requirements.

What are my investment choices? Based upon your instruction for purchase payments, the VAA applies your purchase payments, any applicable bonus credits and persistency credits, to buy shares in one or more of the investment options. In turn, each fund holds a portfolio of securities consistent with its investment policy. See Investments of the Variable Annuity Account - Description of the Funds.

  o LVIP Wilshire Aggressive Profile Fund (Service Class): Capital appreciation; a fund of funds.*

  o LVIP Wilshire Conservative Profile Fund (Service Class): Current income; a fund of funds.*

  o LVIP Wilshire Moderate Profile Fund (Service Class): Total return; a fund of funds.*

  o LVIP Wilshire Moderately Aggressive Profile Fund (Service Class): Growth and income; a fund of funds.*


* Funds offered in a fund of funds structure may have higher expenses than funds that invest directly in debt or equity securities.



MFS (Reg. TM) Variable Insurance TrustSM, advised by Massachusetts Financial
    Services Company


  o Core Equity Series (Initial Class): Capital appreciation.
     This fund is not offered in contracts issued on or after June 6, 2005.


  o Total Return Series (Initial Class): Income and growth.

  o Utilities Series (Initial Class): Growth and income.

  o Neuberger Berman Advisers Management Trust, advised by Neuberger Berman Management, Inc.

  o Mid-Cap Growth Portfolio (I Class): Capital appreciation.
     This fund will not be offered in contracts issued on or after June 4, 2007.

  o Regency Portfolio (I Class): Long-term growth.
     This fund will not be offered in contracts issued on or after June 4, 2007.


Putnam Variable Trust, advised by Putnam Investment Management, LLC

  o Health Sciences Fund (Class IB): Capital appreciation.
     This fund is not offered in contracts issued on or after May 24, 2004. Wells Fargo Variable Trust Funds, advised by Wells Fargo Funds management, LLC.

 o Advantage Equity Income Fund (Service Class): Growth and income.

 o Advantage Large Company Growth Fund (Service Class): Capital appreciation.

 o Advantage Small Cap Growth Fund (Service Class): Capital appreciation.


Fund Shares

We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various contractowners participating in a fund could conflict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The funds do not foresee any disadvantage to contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.


Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.

paid into the contract by Lincoln Life when purchase payments are made. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.


Deductions from the VAA

We apply to the average daily net asset value of the subaccounts a charge which is equal to an annual rate of:


                                         Contract Value Death Benefit   EGMDB   EGMDB with Bonus Credit   EEB with Bonus Credit
                                         ------------------------------ ------- ------------------------- ----------------------
o   Mortality and expense risk charge*               0.85%              1.15%            1.60%                    1.80%
o   Administrative charge                            0.15%              0.15%            0.15%                    0.15%
                                                     ----               ----              ----                     ----
o   Total annual charge for each
    subaccount                                       1.00%              1.30%            1.75%                    1.95%


*For contractowners whose contracts are purchased as part of a Fee-based financial plan, the mortality and expense risk charges will be: Contract Value ..60%(Total Charge .75%); EGMDB .90%(Total Charge 1.05%); EGMDB with Bonus N/A and EEB with Bonus N/A.



Surrender Charge

A surrender charge applies (except as described below) to surrenders and withdrawals of purchase payments that have been invested for the periods indicated as follows:


For the Contract Value Death Benefit and EGMDB contract options:



                                                               Number of contract anniversaries since
                                                                    purchase payment was invested
                                                               ---------------------------------------
                                                                0    1    2    3    4    5    6    7+
      Surrender charge as a percentage of the surrendered or   7%   6%   5%   4%   3%   2%   1%   0%
      withdrawn purchase payments

For the EGMDB with Bonus Credit and EEB Rider with Bonus Credit contract options:


                                                               Number of contract anniversaries since
                                                                    purchase payment was invested
                                                               ---------------------------------------
                                                                0    1    2    3    4    5    6    7+
      Surrender charge as a percentage of the surrendered or   8%   7%   6%   5%   4%   3%   2%   0%
      withdrawn purchase payments

A surrender charge does not apply to:
 o A surrender or withdrawal of a purchase payment beyond the seventh anniversary since the purchase payment was invested;
 o Withdrawals of contract value during a contract year to the extent that the total contract value withdrawn during the current contract year does not exceed the free amount which is 15% of total purchase payments (this does not apply upon surrender of the contract);
 o Contract value applied to calculate the initial benefit payment to be made under an annuity payout option, other than the i4LIFE (Reg. TM) Advantage option. If a contract option with a bonus credit is selected, purchase payments must be invested for at least twelve months before this provision will apply;
 o A surrender or withdrawal of any purchase payments as a result of the "permanent and total disability" of the Owner as defined in section 22(e) of the Code. Permanent and total disability must occur subsequent to the Contract Date and prior to the 65th birthday of the disabled Owner. For contracts issued in the State of New Jersey, a different definition of permanent and total disability applies. If a contract option with a bonus credit is selected, purchase payments must be invested for at least twelve months before this provision will apply;
 o When the surviving spouse assumes ownership of the contract as a result of the death of the original owner;
 o A surrender or withdrawal of any purchase payments as a result of the admittance of the Owner into an accredited nursing home or equivalent health care facility. Admittance in such a facility must be subsequent to the Contract Date and continue for 90 consecutive days prior to the surrender or withdrawal. If a contract option with a bonus credit is selected, purchase payments must be invested for at least twelve months before this provision will apply;
 o A surrender or withdrawal of any purchase payments as a result of the diagnosis of a terminal illness of the Owner. Diagnosis of the terminal illness must be subsequent to the Contract Date and result in a life expectancy of less than 12 months, as determined by a qualified professional medical practitioner. If a contract option with a bonus credit is selected, purchase payments must be invested for at least twelve months before this provision will apply;
 o A surrender of the contract as a result of the death of the contractowner, joint owner or annuitant;

 o A surrender or annuitization of bonus credits and persistency credits;
 o Regular income payments made under i4LIFE (Reg. TM) Advantage including any payments to provide the 4LATER or i4LIFE Guaranteed Income Benefits, or periodic payments made under any annuity payout option made available by us;
 o Contract value applied when used in the calculation of the initial regular income payment and Account Value under the i4LIFE (Reg. TM) Advantage option;

 o Contracts purchased as part of a Fee-based financial plan;

 o Withdrawals up to the Annual Withdrawal Limit under the Lincoln SmartSecurity (Reg. TM) Advantage, subject to certain conditions.

For purposes of calculating the surrender charge on withdrawals, we assume that:

1. The free amount will be withdrawn from purchase payments on a "first in-first out (FIFO)" basis.

2. Prior to the seventh anniversary of the contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:
  o from purchase payments (on a FIFO basis) until exhausted; then
  o from earnings until exhausted; then
  o from any applicable bonus credits.

3. On or after the seventh anniversary of the contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:
  o from purchase payments (on a FIFO basis) to which a surrender charge no longer applies until exhausted; then
  o from earnings and any applicable persistency credits until exhausted; then
  o from any applicable bonus credits attributable to purchase payments to which a surrender charge no longer applies until exhausted; then
  o from purchase payments (on a FIFO basis) to which a surrender charge still applies until exhausted; then
  o from any applicable bonus credits attributable to purchase payments to which a surrender charge still applies.

We apply the surrender charge as a percentage of purchase payments, which means that you would pay the same surrender charge at the time of surrender regardless of whether your contract value has increased or decreased. The surrender charge is calculated separately for each purchase payment. The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when contractowners surrender or withdraw before distribution costs have been recovered.

If the contractowner is a corporation or other non-individual (non-natural person), the annuitant or joint annuitant will be considered the contractowner or joint owner for purposes of determining when a surrender charge does not apply.


Rider Charges

A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement.

Lincoln SmartSecurity (Reg. TM) Advantage Charge. While this Rider is in effect, there is a charge for the Lincoln SmartSecurity (Reg. TM) Advantage, if elected. The Rider charge is currently equal to an annual rate of:

1) 0.45% (0.1125% quarterly) for the Lincoln SmartSecurity (Reg. TM) Advantage
-  5 Year Elective Step-up option; or

2) 0.65% (0.1625% quarterly) for the Lincoln SmartSecurity (Reg. TM) Advantage
- 1 Year Automatic Step-up, Single Life option (and also the prior version of Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up); or

3) 0.80% (0.2000% quarterly) for the Lincoln SmartSecurity (Reg. TM) Advantage
-  1 Year Automatic Step-up, Joint Life option.

Once the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, Single Life option is available in your state, the prior version will not be available. If you purchase this Rider in the future, the percentage charge will be the current charge in effect at the time of purchase.

The charge is applied to the Guaranteed Amount as adjusted. We will deduct the cost of this Rider from the contract value on a quarterly basis, with the first deduction occurring on the valuation date on or next following the three-month anniversary of the effective date of the Rider. This deduction will be made in proportion to the value in each subaccount of the contract on the valuation date the Rider charge is assessed. In Lincoln SmartSecurity (Reg. TM) Advantage
- 5 Year Elective Step-up option and the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up (without the Single or Joint Life option), the charge may be deducted in proportion to the value in the fixed account as well. The amount we deduct will increase or decrease as the Guaranteed Amount increases or decreases, because the charge is based on the Guaranteed Amount. Refer to the Lincoln SmartSecurity (Reg. TM) Advantage, Guaranteed Amount section, for a discussion and example of the impact of changes to the Guaranteed Amount.

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, the annual Rider percentage charge will not change upon each automatic step-up of the Guaranteed Amount for the 10-year period.

The Guaranteed Income Benefit percentage charge will not change unless the contractowner elects additional 15 year step-up periods during which the Guaranteed Income Benefit (described later) is stepped-up to 75% of the current regular income payment. At the time you elect a new 15 year period, the percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 1.50%.

After the periodic income commencement date, if the Guaranteed Income Benefit is terminated, the Guaranteed Income Benefit annual charge will also terminate.


4LATER (Reg. TM) Guaranteed Income Benefit Charge. The 4LATER (Reg. TM) Guaranteed Income Benefit which is purchased with i4LIFE (Reg. TM) Advantage is subject to a current annual charge of .50% which is added to the i4LIFE (Reg.
TM) Advantage charge for a total current percentage of the net asset value of the Account Value in the VAA computed daily as follows: {I4L-ACCOUNT VALUE DB} for the Account Value death benefit; {I4L-GOP DB} for the Guarantee of Principal Death Benefit; and {I4L-EGMDB} for the EGMDB. These charges apply only during the i4LIFE (Reg. TM) Advantage payout phase.

On the periodic income commencement date, a pro-rata deduction of the 4LATER (Reg. TM) Rider charge will be made to cover the cost of 4LATER (Reg. TM) since the previous deduction. On and after the periodic income commencement date, the 4LATER (Reg. TM) Rider charge will be added to the i4LIFE (Reg. TM) charge as a daily percentage of average account value. This is a change to the calculation of the 4LATER (Reg. TM) charge because after the periodic income commencement date, when the 4LATER (Reg. TM) Guaranteed Income Benefit is established, the Income Base is no longer applicable. The percentage 4LATER (Reg. TM) charge is the same immediately before and after the periodic income commencement date; however, the charge is multiplied by the Income Base (on a quarterly basis) prior to the periodic income commencement date and then multiplied by the average daily account value after the periodic income commencement date.

After the periodic income commencement date, the 4LATER (Reg. TM) percentage charge will not change unless the contractowner elects additional 15 year step-up periods during which the 4LATER (Reg. TM) Guaranteed Income Benefit (described later) is stepped-up to 75% of the current regular income payment. At the time you elect a new 15 year period, the 4LATER (Reg. TM) percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 1.50%.

After the periodic income commencement date, if the 4LATER (Reg. TM) Guaranteed Income Benefit is terminated, the 4LATER (Reg. TM) Rider annual charge will also terminate.

Other Annuity Payouts Charges. The mortality and expense risk and administrative charge of 1.00% (1.25% for contract options with bonus credits) will be assessed on all variable annuity payouts (except for the i4LIFE (Reg.
TM) Advantage, which has a different charge), including options that may be offered that do not have a life contingency and therefore no mortality risk.

Deductions for Premium Taxes

Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the contract value when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence. The tax ranges from zero to 3.5%.


Other Charges and Deductions

The surrender, withdrawal or transfer of value from a fixed account guaranteed period may be subject to the interest adjustment if applicable. See Fixed Side of the Contract.

There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse us or an affiliate for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.

Additional Information

The charges described previously may be reduced or eliminated for any particular contract. However, these reductions may be available only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges, or when required by law. Lower distribution and administrative expenses may be the result of economies associated with:
 o the use of mass enrollment procedures,
 o the performance of administrative or sales functions by the employer,

 o contracts sold as part of a Fee-based financial plan,

 o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or
 o any other circumstances which reduce distribution or administrative expenses.

The exact amount of charges and fees applicable to a particular contract will be stated in that contract.

The Contracts

Purchase of Contracts
If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. Certain broker-dealers may not offer all of the features discussed in this prospectus. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the Contracts.

When a completed application and all other information necessary for processing a purchase order is received at our Home office, an initial purchase payment and any corresponding bonus credit will be priced no later than two business days after we receive the order. If you submit your application and/or initial purchase payment to your agent (other than through Lincoln Financial Advisors Corporation), we will not begin processing your purchase order until we receive the application and initial purchase payment from your agent's broker-dealer. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the purchase payment will be returned immediately. Once the application is complete, we will allocate your initial purchase payment and any corresponding bonus credit within two business days.


Who Can Invest

To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified and nonqualified plans for which the contracts are designed. At the time of issue, the contractowner, joint owner and annuitant must be under age 86. Certain death benefit options may not be available at all ages. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d. or other identifying documents.

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a purchase payment and/or freeze a contractowner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders or death benefits. Once frozen, monies would be moved from the VAA to a segregated interest-bearing account maintained for the contractowner, and held in that account until instructions are received from the appropriate regulator.

If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-deferred growth.


Replacement of Existing Insurance

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase the contract described in this prospectus. Surrender charges may be imposed on your existing contract and/or a new surrender charge period may be imposed with the purchase of, or transfer into this contract. An investment representative or tax adviser should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.


Contract Options

At the time you purchase the contract, you must choose one of the following contract options offered under the contract:

1. Contract Value Death Benefit:

2. EGMDB;

3. EGMDB with Bonus Credit; or

4. EEB Rider with Bonus Credit.


If you are purchasing your contract as part of a Fee-based financial plan, you must choose between the two following contract options (check with your adviser regarding availability):


1. Contract Value Death Benefit;

2. EGMDB.

Each contract option offers a different death benefit and has separate charges, including different mortality and expense risk charges and surrender charges; and you should carefully consider which contract option is the best for you. Once you elect a contract option, you cannot change it, except you can move from the EGMDB (without the bonus credit) to the Contract Value Death Benefit. For more

VAA. Therefore, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.


Changes in the Law

The above discussion is based on the tax code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.



Additional Information

Voting Rights
As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of contractowners who have interests in any subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.


Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a "quorum"), and the percentage of such shares present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the Separate Account are owned by us, and because under the 1940 Act we will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each contractowner provide their voting instructions to us. Even though contractowners may choose not to provide voting instruction, the shares of a fund to which such contractowners would have been entitled to provide voting instruction will be voted by us in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of contractowners could determine the outcome of matters subject to shareholder vote. We will seek a percentage of the units for which voting instructions may be provided that we reasonably consider to provide fair representation of the views of contractowners on the issues being voted upon. The specific proportion of the outstanding units that will be required will vary depending on the specific circumstances. In addition, because we expect to vote all shares of the underlying fund we own at a meeting of the shareholders of the underlying fund, all shares voted by us will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.


Whenever a shareholders meeting is called, we will provide or make available to each person having a voting interest in a subaccount proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln Life may vote fund shares. See Investments of the Variable Annuity Account - Fund Shares.


Return Privilege

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the Home office at PO Box 7866, 1300 South Clinton Street, Fort Wayne, IN 46802-7866. A contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the contract value as of the valuation date on which we receive the cancellation request, plus any premium taxes plus mortality and expense risk charges and administrative charges proportionately attributable to the bonus credits, less any bonus credits paid into the contract by us. In addition, if the contract value on the date of cancellation is less than the sum of purchase payments minus withdrawals, we will also return both the investment loss and fund management fees, each in an amount that is proportionately attributable to the bonus credits. No surrender charges or interest adjustment will apply. A purchaser who participates in the VAA is subject to the risk of a market loss on the contract value, excluding the bonus credits during the free-look period.

For contracts written in those states whose laws require that we assume this market risk during the free-look period, a contract may be canceled, subject to the conditions explained before, except that we will return only the purchase payment(s). IRA purchasers will receive purchase payments only.


State Regulation

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana Commissioner of Insurance. Our books and accounts are subject to review and examination by the Indiana Department of Insurance at all times. A full examination of our operations is conducted by that Department at least every five years.


                                                                              61